

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

Via E-mail
Andrew Ecclestone
Chief Executive Officer
Esio Water & Beverage Development Corp.
36508 N. 15th Lane
Phoenix, AZ 85086

     **Re: Esio Water & Beverage Development Corp.
           Form 10-K for Fiscal Year Ended June 30, 2014
           Filed October 14, 2014
           File No. 001-10320**

Dear Mr. Ecclestone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9.A Controls and Procedures

Internal Control Over Financial Reporting, page 7

1. Please amend your filing to include a statement identifying the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Exhibit 31.1

2. Please revise your certification to remove the certifying officer's title. Refer to Item 601(31)(i) of Regulation S-K. Similar concerns apply to Exhibit 31.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief